

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Garo Kholamian
Principal Executive Officer
GK Investment Property Holdings II LLC
257 East Main Street, Suite 200
Barrington, IL 60010

> **Re: Amended Form 1-A Post Qualification Amendment**
> **Filed February 23, 2021**
> **File No. 024-11074**

Dear Mr. Kholamian:

     We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Form 1-A POS filed February 23, 2021

Certain Relationships and Related Transactions, page 59

1.   We note your revised disclosure on page 59 and response to comment 1. Please revise to disclose how the Chief Executive Officer's preferred interests would impact investor returns. For example, please include an illustration of assumed returns from RF Grocery with a clear, quantified explanation of the distribution of returns to the CEO compared to the issuer. Please also include an explanation of any minimum returns before ordinary members are paid and clearer disclosure of the extent to which the CEO has "the right to direct the manager of RF Grocery to distribute" cash to the CEO that would otherwise go to ordinary members. Please include risk factor disclosure.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction